Exhibit 99.7

Seawell Limited - Annual overview
Hamilton, Bermuda (May 13, 2011)

Issuers of listed transferable securities are required to provide Oslo Stock Exchange with an annual overview of information made available to the public.

Attached is an annual overview for Seawell Limited for the period up to May 13 2011.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)